FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

16 November 2006

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
FORM 6-K: TABLE OF CONTENTS

99.1	Investigation into Cadbury Nigeria financial position — 16 November 2006

FORM 6-K
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Cadbury Schweppes Public Limited Company

/s/ John Mills

(Registrant)

Signed:	John Mills
Director of Group Secretariat

Dated:	16 November 2006

Exhibit 99.1
16 November 2006
Investigation into Cadbury Nigeria Financial Position
The Board of Cadbury Nigeria (a separately listed 50.02% subsidiary of Cadbury Schweppes plc) has today announced that it has appointed independent accountants to investigate an overstatement of its financial position in respect of the current and prior years.
In February of this year, Cadbury Schweppes acquired a majority shareholding in Cadbury Nigeria, increasing its stake from 46.4% to 50.02%. In October, an experienced Cadbury Schweppes’ executive was appointed as Finance Director to oversee the transition from associate to subsidiary and to replace the previous Finance Director who was retiring. In a subsequent review he discovered an overstatement of the Company’s financial position.
In 2005, Cadbury Nigeria was reported as an associate in Cadbury Schweppes’ accounts and contributed a net profit of £6 million. In the first half of 2006, Cadbury Nigeria contributed a net profit of £1 million to the Group. It was accounted for as an associate until 28 February and as a fully consolidated subsidiary for the remaining 4 months. The value of Cadbury Nigeria on Cadbury Schweppes’ balance sheet as at 30 June 2006 was £70 million.
At this stage, it is too early to quantify the exact extent of the overstatement. We do not believe it is significant to the Group’s overall financial performance going forward. A further update will be provided at the Group’s scheduled trading update on 12 December, 2006.
Ends
For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com
Capital Market Enquiries Sally Jones Mary Jackets Charles King	+44 207 830 5095/5124
Media Enquiries	+44 207 830 5011
Andraea Dawson-Shepherd Katie Bolton
Forward Looking Statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury Schweppes plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise.

Notes
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has a strong regional presence in beverages in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 70,000 people.
2. Further Information on Cadbury Nigeria
Cadbury Schweppes has been investing in Nigeria for over 40 years. Cadbury Nigeria was incorporated in 1965 as a 100% owned subsidiary of Cadbury Schweppes. In 1976, 40% of the business was sold to private Nigerian investors through a listing on the Nigerian Stock Market and the Group’s holding was reduced to 40% in 1978. Following changes to foreign company ownership regulations in Nigeria in 1995, the Group has sought to increase its holding in Cadbury Nigeria as part of a long-term strategic aim to grow its confectionery business in Africa and use Nigeria as a base for further expansion in West Africa. In February 2006, the Group took majority control of Cadbury Nigeria through an increase in its stake from 46.4% to 50.02%.
Cadbury Nigeria is the leading producer of candy, gum and food beverages for the Nigerian market and the West African sub-region. Its brands include Tom Tom, Bournvita and Bubba bubble gum. Cadbury Nigeria also owns a cocoa processing business, the Stanmark Cocoa Processing Company, which produces cocoa products for the Nigerian market and for export. Cadbury Nigeria is listed on the Nigerian Stock Exchange. Its headquarters are in Lagos and it employs around 2,300 people.
In the year ended 31 December 2005, Cadbury Nigeria reported revenues of £122 million and underlying operating profit of £22 million. These numbers include revenues of £20 million and underlying operating profit of £2 million from a contract with Knorr which was terminated in November 2005. In the six months to 30 June 2006, Cadbury Nigeria reported revenues of £49 million and underlying operating profit of £3 million.
Cadbury Nigeria was reported as an associate in Cadbury Schweppes’ group accounts in 2005. In the first half of 2006, it was reported as an associate until 28 February and as a fully consolidated subsidiary from 28 February to the 30 June half year end. The following table shows the contribution of Cadbury Nigeria to Cadbury Schweppes for the full year 2005 and first half 2006.
Cadbury Nigeria: Contribution to Cadbury Schweppes’ Group Income

	Full Year 2005		First Half 2006
£m's	52 wks to 31 Dec#	8 wks to 28 Feb#	18 wks to 30 Jun**	26 Wks to 30 Jun
Revenue	n/a	n/a	40	40
Underlying Operating Profit	n/a	n/a	6	6
Associates*	6	(1)	—	(1)
Interest	n/a	n/a	(2)	(2)

Underlying Pre-tax Profit	6	(1)	4	3
Tax and Minority Interest	n/a	n/a	(2)	(2)

Net Contribution	6	(1)	2	1

*	Associate profits net of interest and tax

#	Cadbury Nigeria accounted for as an associate

**	Cadbury Nigeria accounted for as a subsidiary